RICE MIDSTREAM PARTNERS LP

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

November 26, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Midstream Partners LP
Registration Statement on Form S-1
File No. 333-199932

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Rice Midstream Partners LP (the “Partnership”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-199932 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of November 25, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a mid-point of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 28,750,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Securities and Exchange Commission

November 26, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RICE MIDSTREAM PARTNERS LP

By:	/s/ Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Chief Executive Officer

Enclosures